Morgan Stanley Balanced Fund
522 Fifth Avenue
New York, NY 10036
June 1, 2010
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry L. Greene, Senior Counsel, Division of Investment Management
Re: Morgan Stanley Balanced Fund (the “Fund”)
(File Numbers 811-7245 and 33-56853 )
Post-Effective Amendment No. 20
Accession Number 0000950123-10-030829, filed March 31, 2010
Dear Mr. Greene:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Fund hereby submits this application for withdrawal of the above referenced filing, as filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2010 (the “Amendment”). The Amendment was filed pursuant to Rule 485(a) under the Act and was scheduled to become automatically effective on June 1, 2010. No securities have been sold in connection with this Amendment.
     This Amendment was filed pursuant to Rule 485(a) under the Act to incorporate changes to the Prospectus and Statement of Additional Information of the Fund in compliance with changes to Form N-1A and to make usual and customary “annual update” changes. As of June 1, 2010, substantially all of the assets of the Fund will be combined with those of a newly organized mutual fund advised by an affiliate of Invesco Ltd. (the “New Fund”). A registration statement relating to the New Fund will be filed with the Commission on June 1, 2010. Therefore, the Fund respectfully requests that this application to withdraw the Amendment be approved by the Commission as soon as possible.
If you have any questions, please do not hesitate to contact me at (212) 296-6984.
Sincerely,
/s/ Eric Griffith
Eric Griffith
Assistant Secretary
cc: Richard Pfordte
Frank Donaty